     Croff Enterprises, Inc.
 3773 Cherry Creek Drive North # 1025
Denver, CO 80209
Phone 303-383-1555 Fax 303-383-5018

January 29, 2007 – Electronic Filing
Securities and Exchange Commission Division of Corporate Finance 450 Fifth St., N.W. Washington, DC 20549

Re:	Preliminary Proxy Statement Filing by Croff Enterprises, Inc. Pursuant to
Regulation 14A, SEC File # 000-16731, CIK# 0000025743

Dear Sir or Madam:

                 Croff Enterprises, Inc. (Croff or the Company), is concurrently with this non-public cover letter filing and an initial preliminary proxy statement with exhibits pursuant to Regulation 14A of the rules of Securities and Exchange Commission (SEC). This letter is being filed electronically under the EDGAR system, with a hard copy of the letter and proxy mailed to the Commission for record and review purposes.

                 The filer wishes to note to the Commission, it has previously paid the required filing fee in the total amount of $392 by wire transfer to the Commission’s lock box at Mellon Bank in Pittsburgh, Pennsylvania on January 22, 2007. The Company requests your review of the enclosed filing in as expeditious of manner as possible, but will not distribute the proxy materials prior to the end of the statutory period, or until all comments from the SEC have been resolved, whichever date is later. We call your attention to the fact that the exhibits include the form of proxy ballot to be solicited to all shareholders of record of Croff, as well as a disclosure packet and election form used for the Dissenting Shareholders Rights under Utah law. Any required expert consent will also be filed as an exhibit.

                We would respectfully request that any comments on this proxy filing be directed to the Company at the address indicated above, and a copy sent concurrently to our securities counsel as follows:

SEC Letter/Croff January 29, 2007 Page 2
Mr. Julian D. Jensen, Esq.
311 S. State, Suite 380
Salt Lake City, UT 84111
(T) 801-531-6600
(F) 801-521-3731
Email address: jdcdj@aros.net

May we thank you for your prompt attention to this matter.

Very Truly Yours

/s/	Gerald L. Jensen
Gerald L. Jensen
President and Chairman of the Board

JLJ
Cc: Regular Mail